ShopNBC Recognizes LJ International

for Outstanding Operational Vendor Performance in 2011

HONG KONG, February 27, 2012—LJ International Inc. (NASDAQ: JADE) (“LJI” or “the Company”), a leading colored gemstone and diamond jeweler, announced today that ShopNBC has recognized the Company with an award for outstanding operational vendor performance in 2011.

ShopNBC is a multichannel electronic retailer bringing high-quality merchandise and captivating entertainment to more than 81 million U.S. homes as well as its broadcast streamed live via www.shopnbc.com, select mobile devices, and Facebook.

The award presented by ShopNBC honored selected vendors’ contributions and commitment to ShopNBC’s operational performance during the first half of its 2011 fiscal year. ShopNBC measured accuracy in purchase orders, timeliness in purchase orders and samples, and overall quality acceptance for the preceding fiscal year. ShopNBC vendors with the highest overall scores were recognized with outstanding operational performance awards.

“We are proud to receive the award from ShopNBC, which endorses our commitment to operational excellence,” said LJ International Chairman and CEO Yu Chuan Yih. “We have a solid relationship with ShopNBC, and this award is another milestone in our partnership. We look forward to continue providing ShopNBC and its customers high-quality product.”

Continued Mr. Yih, “For over 20 years, we have enjoyed working closely with businesses to meet the growing customer demand for high-quality and affordable jewelry. We are confident that the craftsmanship and design of our jewelry will continue to add value to our retail partners such as ShopNBC, now and in the future.”

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:
LJ International Inc.
Ringo Ng	Fleishman-Hillard Inc.
Chief Financial Officer	E : ir@ljintl.com
E : ir@ljintl.com	T : 852-2530 0228